August 6, 2019

Michael Toh Kok Soon
President and Chief Executive Officer
Toga Ltd
3960 Howard Hughes Pkwy, Suite 500
Las Vegas, Nevada 89169

       Re: Toga Ltd
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 2, 2019
           File No. 333-232607

Dear Mr. Toh Kok Soon:

        We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A filed August 2, 2019

Auditor's Opinion, page F-1

1. We are unable to confirm that your auditor for the year ended July 31, 2018, Pinnacle
       Accountancy Group of Utah, is registered with the Public Company Accounting Oversight
       Board. Please advise.
 Michael Toh Kok Soon
FirstName LastNameMichael Toh Kok Soon
Toga Ltd
Comapany2019
August 6, NameToga Ltd
Page 2
August 6, 2019 Page 2
FirstName LastName
      You may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or Celeste
Murphy, Legal Branch Chief, at (202) 551-3257 if you have any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of
Telecommunications